UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number: 0-30232

APIVA VENTURES LIMITED
(Translation of registrant's name into English)

16, 6350 - 48 A Avenue, Delta, British Columbia Canada V4K 4W3
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒    Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ]

Yes ☐   No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.]

SUBMITTED HEREWITH

1)	Audited Financial Statements for Year Ending December 31, 2002
2)	Interim Financial Statements for the Three Month Period Ending March 31, 2003
3)	News Release Dated June 17, 2003
4)	News Release Dated June 26, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Apiva Ventures Limited

Date: June 27, 2003
	By:	/s/ Ronald W. Noble

Ronald W. Noble, President

APIVA VENTURES LIMITED

FINANCIAL STATEMENTS

DECEMBER 31, 2002

AUDITORS' REPORT

To the Shareholders of
Apiva Ventures Limited

We have audited the balance sheets of Apiva Ventures as at December 31, 2002 and 2001 and the statements of operations, shareholders' equity (deficiency) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"DAVIDSON & COMPANY"

Vancouver, Canada

Chartered Accountants

May 15, 2003

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

APIVA VENTURES LIMITED
BALANCE SHEETS
AS AT DECEMBER 31

	2002	2001

ASSETS

Current
Cash and cash equivalents	$-	$142,397
Marketable securities (Note 3)	-	74,224
Receivables	2,290	2,915

	2,290	219,536

Capital assets (Note 4)	3,291	3,872
Investment in partnership (Note 5)	100	-

Total assets	$5,681	$223,408

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

Current
Accounts payable and accrued liabilities	$35,893	$20,114

	35,893	20,114

Shareholders’ equity (deficiency)
Capital stock (Note 7)
Authorized
100,000,000 common shares without par value
Issued and outstanding
15,789,619 common shares (2001 – 15,676,619)	14,192,144	14,162,638
Additional paid-in capital	1,193,809	1,193,809
Deficit	(15,416,165)	(15,153,153)

Total shareholders' equity (deficiency)	(30,212)	203,294

Total liabilities and shareholders' equity (deficiency)	$5,681	$223,408

Nature and continuance of operations (Note 1)
Subsequent events (Note 13)

On behalf of the Board:

"Ronald W. Noble” Director	“Clair Calvert” Director
Ronald W. Noble	Clair Calvert

The accompanying notes are an integral part of these financial statements.

APIVA VENTURES LIMITED
STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31

	2002	2001

EXPENSES
Amortization	$581	$2,988
Bank charges and interest	930	1,517
Foreign exchange (gain) loss	1,787	(5,408)
Management fees	13,750	-
Mineral property costs (Note 6)	62,793	169,312
Office and general	32,212	68,810
Professional and consulting fees	73,937	120,571
Promotion and investor relations	19,016	36,558
Rent	8,750	10,800
Travel and automobile	6,728	43,674

	(220,484)	(448,822)

OTHER ITEMS
Interest and other income	154	8,125
Gain (loss) on sale of marketable securities	(42,682)	61,409
Loss on disposal of capital assets	-	(2,450)
Write-down of marketable securities	-	(266,487)

	(42,528)	(199,403)

Loss for the year	$(263,012)	$(648,225)

Basic and diluted loss per share	$(0.02)	$(0.04)

Weighted average number of shares outstanding	15,742,307	15,496,345

The accompanying notes are an integral part of these financial statements.

APIVA VENTURES LIMITED
STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIENCY)

	Capital Stock

					Total
			Additional		Shareholders'
	Number		Paid-in		Equity
	of Shares	Amount	Capital	Deficit	(Deficiency)

Balance, December 31, 2000	15,426,619	$13,979,726	$1,154,814	$(14,504,928)	$629,612

Shares issued on exercise of options	50,000	13,600	-	-	13,600

Shares issued for acquisition of mineral
properties	200,000	169,312	-	-	169,312

Stock options issued to consultants	-	-	38,995	-	38,995

Loss for the year	-	-	-	(648,225)	(648,225)

Balance, December 31, 2001	15,676,619	14,162,638	1,193,809	(15,153,153)	203,294

Shares issued on exercise of options	113,000	29,506	-	-	29,506

Loss for the year	-	-	-	(263,012)	(263,012)

Balance, December 31, 2002	15,789,619	$14,192,144	$1,193,809	$(15,416,165)	$(30,212)

The accompanying notes are an integral part of these financial statements.

APIVA VENTURES LIMITED
STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31

	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(263,012)	$(648,225)
Items not affecting cash:
Amortization	581	2,988
Loss on disposal of capital assets	-	2,450
(Gain) loss on sale of marketable securities	42,682	(61,409)
Stock-based compensation paid as consulting fees	-	38,995
Mineral property costs paid by stock	-	169,312
Write-down of marketable securities	-	266,487

Changes in non-cash working capital items:
Decrease in receivables	625	8,817
Decrease in prepaid expenses	-	4,588
Decrease in due to related party	-	(963)
Increase (decrease) in accounts payable and accrued liabilities	15,679	(816)

Net cash used in operating activities	(203,445)	(217,776)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash	29,506	13,600

Net cash provided by financing activities	29,506	13,600

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds on disposal of capital assets	-	650
Purchase of marketable securities	-	(328,481)
Proceeds on sale of marketable securities	31,542	279,823

Net cash used in investing activities	31,542	279,823

Change in cash and cash equivalents during the year	(142,397)	(252,184)

Cash and cash equivalents, beginning of year	142,397	394,581

Cash and cash equivalents, end of year	$-	$142,397

Cash and cash equivalents are comprised of the following:
Bank balances and money market funds	$-	$126,990
Short-term investments	-	15,407

	$-	$142,397

Cash paid during the year for:
Interest expense	$-	$-
Income taxes	-	-

Supplemental disclosure with respect to cash flows (Note 9)

The accompanying notes are an integral part of these financial statements.

APIVA VENTURES LIMITED
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002

1.

NATURE AND CONTINUANCE OF OPERATIONS

Apiva Ventures Limited (the "Company") was incorporated under the provisions of the Company Act of British Columbia.

During the previous fiscal year, the Company was predominantly involved in the business of identifying and reviewing opportunities in the technology field. As a secondary and incidental activity, the Company was also involved in the search for properties of merit in the mining or oil and gas industries.

During the current year, the Company’s principal business activity changed to the exploration of mineral properties and, accordingly, the Company is considered to be in the exploration stage.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the on-going assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. However, certain conditions noted below currently exist which raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The operations of the Company have primarily been funded by the issuance of capital stock. Continued operations of the Company are dependent on the Company's ability to complete public equity financings or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on reasonable terms.

	2002	2001

Deficit	$(15,416,165)	$(15,153,153)
Working capital (deficiency)	(33,603)	199,422

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

APIVA VENTURES LIMITED
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of the transaction. Revenues and expenses are translated at rates in effect at the time of the transaction. Gains and losses on translation are included in the results from operations.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three month or less.

Capital assets

Capital assets are carried at cost less accumulated amortization. Amortization is provided for using the declining balance method at a rate of 30% per annum for computer hardware.

Marketable securities

Marketable securities are carried at the lower of cost and market value.

Investment in partnership

The Company’s investment in a partnership is accounted for by the cost basis of accounting.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost less option payments received and other recoveries. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold, abandoned or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The Company defers all exploration expenses relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold, abandoned or management has determined there to be an impairment. These costs will be amortized over the proven reserves available on the related property following commencement of production.

Values

The amounts shown for mineral properties represent costs incurred to date and are not intended to reflect present or future values.

APIVA VENTURES LIMITED
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive. At December 31, 2002 and 2001, the total number of potentially dilutive shares excluded from loss per share was 2,354,000 and 2,729,500, respectively.

Loss per share is calculated using the weighted-average number of shares outstanding during the year.

Stock options

The Company grants options as described in Note 7. Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring compensation costs. The new section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment or substantive enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

APIVA VENTURES LIMITED
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002

3.

MARKETABLE SECURITIES

The investment in marketable securities represented shares in a publicly-traded company which were carried at the lower of cost and quoted market value. During the current year, the Company sold its marketable securities for gross proceeds of $31,542, resulting in a loss on disposal of $42,682.

4.	CAPITAL ASSETS

	2002			2001

		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value

Computer hardware	$8,610	$5,319	$3,291	$8,610	$4,738	$3,872

5.

INVESTMENT IN PARTNERSHIP

During the current year, the Company formed a general partnership, 2002 Alberta Oil & Gas Co., (the “General Partnership”), with two other companies. The General Partnership acquired an interest in the 1999 Investment Co. Limited Partnership (the “Limited Partnership”). The Limited Partnership is an Alberta limited partnership involved in the petroleum and natural gas industry. Its assets consist primarily of royalties on petroleum and natural gas wells and related processing plants and facilities located in Alberta. The Company has a 27.66% interest in the General Partnership.

Subsequent to year-end, the Company received a cash distribution of $244,774 from the General Partnership.

6.	MINERAL PROPERTIES

	Mongolia	Total

Balance, December 31, 2000 and 2001	$-	$-
Acquisition costs	62,793	62,793
Write-off of mineral property costs	(62,793)	(62,793)

Balance, December 31, 2002	$-	$-

APIVA VENTURES LIMITED
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002

6.

MINERAL PROPERTIES (cont’d…)

Mongolia Property

During the current year, the Company was granted an option to acquire a 37.5% interest in certain mineral properties in Mongolia which are subject to a 2% net smelter royalty. As consideration, the Company paid a $62,793 deposit and was required to pay an additional US$30,000 within 30 days of closing, an additional US$55,000 within 60 days of closing and issue 715,000 common shares. Due to payment default and mutual termination, the option was cancelled during the current year and the Company forfeited its deposit of $62,793. Accordingly, mineral property costs of $62,793 have been charged to operations during the current year.

East Wadi Araba Concession, Egypt

The Company entered into an option agreement on September 5, 2001 with Dover Investments Limited ("Dover") to acquire a 10% of working interest in the East Wadi Araba Concession. Pursuant to the terms of the agreement, the purchase price payable by the Company was as follows:

	a)	Issue 200,000 common shares upon the signing of the agreement (issued at a value of $169,312 being the fair value of the shares at the date of issuance).

	b)	Issue 5,000,000 common shares of the Company upon completion of the agreement.

	c)	Pay $1,000,000 in cash subject to the Company’s efforts to obtain the necessary funds.

The option agreement was terminated and, accordingly, the acquisition costs of $169,312 were charged to operations during the year ended December 31, 2001.

7.

CAPITAL STOCK

In September 2001, the Company issued 200,000 common shares toward the acquisition of mineral properties at a value of US$0.54 per share for total consideration of CDN$169,312.

In November 2001, the Company issued 50,000 common shares at a price of US$0.17 per share for proceeds of $13,600 on the exercise of stock options.

In April 2002, June 2002 and July 2002, the Company issued 38,000, 10,000 and 65,000 common shares respectively, at a price of US$0.17 per share for net proceeds of $29,506 on the exercise of stock options.

Stock options

The Company's stock option plan provides for the issuance of options to directors, officers, employees and consultants of the Company to purchase common shares of the Company. Stock options are issuable, at the discretion of the Board of Directors, to acquire up to 10% of the issued and outstanding share capital of the Company and are exercisable for a period not exceeding 10 years and vest at the discretion of the Board of Directors.

APIVA VENTURES LIMITED
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002

7.	CAPITAL STOCK (cont'd…) Stock option transactions are summarized as follows:

	2002			2001

			Weighted			Weighted
			Average			Average
	Number		Exercise	Number		Exercise
	of Shares		Price	of Shares		Price

Outstanding, beginning of year	1,629,500	US$	0.19	87,500	US$	0.50
Granted	-		-	1,592,000		0.17
Exercised	(113,000)		0.17	(50,000)		0.17
Expired/cancelled	(262,500)		0.28	-		-

Outstanding, end of year	1,254,000	US$	0.17	1,629,500	US$	0.19

During the year ended December 31, 2001, 175,000 stock options were issued to non-employees and non-directors. Using the fair value method for stock-based compensation, consulting costs of $38,995 were recorded. This amount was determined using the Black-Scholes option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, expected life of 5 years, a weighted average volatility of 177% and an annual risk free interest rate of 5.21%.

The following incentive stock options to acquire common shares are outstanding and exercisable at December 31, 2002:

Number	Exercise
of Shares	Price	Expiry Date

1,254,000	US$ 0.17	January 15, 2006

Warrants Warrant transactions are summarized as follows:

	2002			2001

			Weighted			Weighted
			Average			Average
	Number		Exercise	Number		Exercise
	of Shares		Price	of Shares		Price

Outstanding, beginning of year	1,100,000	US$	0.50	1,100,000	US$	0.50
Granted	-		-	-		-

Outstanding, end of year	1,100,000	US$	0.50	1,100,000	US$	0.50

APIVA VENTURES LIMITED
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002

7.

CAPITAL STOCK (cont'd…)

Warrants (cont’d…)

As at December 31, 2002, 1,100,000 warrants were outstanding to acquire common shares of the Company at an exercise price of US$0.50 per share expiring on April 16, 2004.

8.	INCOME TAXES A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2002	2001

Loss before income taxes	$(263,012)	$(648,225)

Expected income tax recovery	$104,153	$285,219
Non-deductible expenses for tax purposes	(33,208)	(92,627)
Limited partnership income subject to tax	(1,437,565)	-
Recognized (unrecognized) benefit of non-capital losses	1,366,620	(192,592)

	$-	$-

Partnership income accounted for on a cost basis is $Nil where as allocated partnership income for income tax purposes is $3,630,213.

The significant components of the Company's future income tax assets are as follows:

	2002	2001

Non-capital loss carryforwards	$631,254	$2,086,665
Capital assets	9,339	10,018
Resource expenditures	1,333,985	1,465,047
Other	362,810	433,705

	2,337,388	3,995,435
Less: Valuation allowance	(2,337,388)	(3,995,435)

	$-	$-

At December 31, 2002, the Company had non-capital loss carryforwards available to reduce future taxable income of approximately $1,670,000. These losses, if not utilized, will begin to expire in 2003. Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses, resource expenditures and other tax assets have not been recognized in these financial statements and have been offset by a valuation allowance.

APIVA VENTURES LIMITED
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002

9.

SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

There were no significant non-cash transactions for the year ended December 31, 2002.

The significant non-cash transaction for the year ended December 31, 2001 consisted of the Company issuing 200,000 common shares at a value of $169,312 toward the acquisition of mineral properties.

10.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid management fees of $13,750 (2001 - $Nil) to a company controlled by a director of the Company.

b) Paid rent of $8,750 (2001 - $10,800) to a company controlled by a director of the Company.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11.

SEGMENTED INFORMATION

Business information

During the year ended December 31, 2002, the Company’s principal business activity was the exploration of mineral properties. For the year ended December 31, 2001, the Company operated predominately in the technology field except for mineral property costs of $169,312 incurred for the year ended December 31, 2001.

Geographic information

The Company operated primarily in Canada for the years ended December 31, 2002 and 2001. The Company’s total assets as at December 31, 2002 and 2001 were located primarily in Canada.

12.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

13.

SUBSEQUENT EVENTS

The following events occurred subsequent to December 31, 2002:

a) The Company received a cash distribution of $244,774 from its investment in partnership (Note 5)

b) The Company loaned $100,000 to a company with a common director. The loan bears interest at a rate of 10% per annum, is unsecured and is due and payable on or before April 20, 2004.

APIVA VENTURES LIMITED

FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

THREE MONTH PERIOD ENDED
MARCH 31, 2003

APIVA VENTURES LIMITED
BALANCE SHEETS
(Unaudited – Prepared by Management)

	March 31,	December 31,
	2003	2002

		(Audited)

ASSETS

Current
Cash and cash equivalents	$147,945	$-
Receivables	3,595	2,290

Total current assets	151,540	2,290

Loan receivable (Note 5)	54,044	-
Capital assets	3,044	3,291
Investment in partnership (Note 4)	100	100

Total assets	$208,728	$5,681

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

Current
Accounts payable and accrued liabilities	$22,857	$35,893

Total current liabilities	22,857	35,893

Shareholders’ equity (deficiency)
Capital stock
Authorized
100,000,000 common shares without par value
Issued and outstanding
15,789,619 common shares (2002 – 15,789,619)	14,192,144	14,192,144
Additional paid-in capital	1,193,809	1,193,809
Deficit	(15,200,082)	(15,416,165)

Total shareholders' equity (deficiency)	185,871	(30,212)

Total liabilities and shareholders' equity (deficiency)	$208,728	$5,681

On behalf of the Board:

_________________________Director	_________________________Director

The accompanying notes are an integral part of these financial statements.

APIVA VENTURES LIMITED
STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – Prepared by Management)
THREE MONTH PERIOD ENDED MARCH 31

	2003	2002

EXPENSES
Amortization	$247	$290
Bank charges and interest	511	137
Foreign exchange (gain) loss	-	265
Management fees	6,264	3,750
Office and general	30	10,259
Professional and consulting fees	18,005	16,703
Promotion and investor relations	654	985
Rent	3,000	3,750
Travel and automobile	-	3,293

	(28,711)	(39,432)

OTHER ITEMS
Income from partnership (Note 4)	244,794	-
Gain (loss) on sale of marketable securities	-	(42,682)

	244,794	(42,682)

Income (loss) for the period	216,083	(82,114)

Deficit, beginning of the period	(15,416,165)	(15,153,153)

Deficit, end of the period	$(15,200,082)	$(15,235,267)

Basic and diluted earnings (loss) per share	$0.01	$(0.01)

Weighted average number of shares outstanding	15,789,619	15,679,619

The accompanying notes are an integral part of these financial statements.

APIVA VENTURES LIMITED
STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIENCY)
(Unaudited – Prepared by Management)

	Capital Stock
					Total
			Additional		Shareholders’
	Number		Paid-in		Equity
	of Shares	Amount	Capital	Deficit	(Deficiency)

Balance, December 31, 2000	15,426,619	$13,979,726	$1,154,814	$(14,504,928)	$629,612

Shares issued on exercise of options	50,000	13,600	-	-	13,600

Shares issued for acquisition of mineral
properties	200,000	169,312	-	-	169,312

Stock options issued to consultants	-	-	38,995	-	38,995

Loss for the year	-	-	-	(648,225)	(648,225)

Balance, December 31, 2001	15,676,619	14,162,638	1,193,809	(15,153,153)	203,294

Shares issued on exercise of options	113,000	29,506	-	-	29,506

Loss for the year	-	-	-	(263,012)	(263,012)

Balance, December 31, 2002	15,789,619	14,192,144	1,193,809	(15,416,165)	(30,212)

Income for the period	-	-	-	216,083	216,083

Balance, March 31, 2003	15,789,619	$14,192,144	$1,193,809	$(15,200,082)	$(185,871)

The accompanying notes are an integral part of these financial statements.

APIVA VENTURES LIMITED
STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
THREE MONTH PERIOD ENDED MARCH 31

	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) for the period	$216,083	$(82,114)
Items not affecting cash:
Amortization	247	290
Loss on sale of marketable securities	-	42,682

Changes in non-cash working capital items:
Increase in receivables	(1,305)	(867)
Increase in due to related party	-	963
Decrease in accounts payable and accrued liabilities	(13,036)	(5,226)

Net cash provided by (used in) operating activities	201,989	(44,272)

CASH FLOWS FROM INVESTING ACTIVITIES
Loan receivable	(54,044)	-
Proceeds on sale of marketable securities	-	31,542

Net cash provided by investing activities	(54,044)	31,542

Change in cash and cash equivalents during the period	147,945	(12,730)

Cash and cash equivalents, beginning of period	-	142,397

Cash and cash equivalents, end of period	$147,945	$129,667

The accompanying notes are an integral part of these financial statements.

APIVA VENTURES LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
MARCH 31, 2003

1.

BASIS OF PRESENTATION

The financial statements contained herein include the accounts of Apiva Ventures Limited (the "Company").

The interim period financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain inform and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2.

NATURE OF OPERATIONS

The Company was incorporated under the provisions of the Company Act of British Columbia.

The Company’s principal business activity is the exploration of mineral properties and currently the Company is considered to be in the exploration stage.

The operations of the Company have primarily been funded by the issuance of capital stock. Continued operations of the Company are dependent on the Company's ability to complete public equity financings or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on reasonable terms.

	March 31,	December 31,
	2003	2002

		(Audited)

Deficit	$(15,200,082)	$(15,416,165)
Working capital (deficiency)	128,683	(33,603)

3.	EARNINGS (LOSS) PER SHARE Earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the period.

APIVA VENTURES LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
MARCH 31, 2003

4.

INVESTMENT IN PARTNERSHIP

During 2002, the Company formed a general partnership, 2002 Alberta Oil & Gas Co., (the “General Partnership”), with two other companies. The General Partnership acquired an interest in the 1999 Investment Co. Limited Partnership (the “Limited Partnership”). The Limited Partnership is an Alberta limited partnership involved in the petroleum and natural gas industry. Its assets consist primarily of royalties on petroleum and natural gas wells and related processing plants and facilities located in Alberta. The Company has a 27.66% interest in the General Partnership.

During the period, the Company received a cash distribution of $244,794 from the General Partnership.

5.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties: a) Paid management fees of $3,750 (2002 - $3,750) to a company controlled by a director of the Company. b) Paid rent of $3,000 (2002 -$3,750) to a company controlled by a director of the Company.

The Company loaned $54,044 to a company with a common director during the period. The loan bears interest at a rate of 10% per annum, is unsecured and is due and payable on or before April 20, 2004. Subsequent to the quarter, the Company loaned an additional $45,956 to the company with a common director. This amount bears interest at a rate of 10% per annum, is unsecured and is due and payable on or before April 20, 2004.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

6.	SEGMENTED INFORMATION The Company currently conducts substantially all of its operations in Canada in one business segment.

APIVA VENTURES LIMITED
235 - 7080 River Road
Richmond, B.C.
V6X 1X5
(604) 252-9599
Fax (604) 248-2272
(OTCBB: APVLF)

NEWS RELEASE

Vancouver, B.C. June 17, 2003 William Gardiner has resigned as President, Chief Executive Officer and as a director of Apiva Ventures Limited (the “Company”) effective immediately.

Ronald W. Noble has been appointed as the President of the Company.

APIVA VENTURES LIMITED

per:

“Ronald W. Noble”
Ronald W. Noble, President

THE SEC AND THE NASD HAVE NOT REVIEWED AND DO NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Certain matters discussed in this press release are “forward-looking statements.” These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company “expects”, “anticipates” or words of similar import. Similarly, statements that describe the Company’s future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Although the Company believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, the Company can give no assurance that its expectations will be attained. Shareholders, potential investors and other readers are urged to consider theses factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

APIVA VENTURES LIMITED
16, 6350 – 48 A Avenue
Delta, B.C.
V4K 4W3
(604) 940-1555
Fax (604) 940-1555
(OTCBB: APVLF)

NEWS RELEASE

Vancouver, B.C. June 26, 2003 Apiva Ventures Ltd. (the “Company”) wishes to confirm the following;

Effective June 17th, 2003 Mr. Ronald W. Noble resigned as Secretary and was appointed as the President of the Company effective immediately. Also on June 17th, 2003 Mr. Clair Calvert resigned as V.P. of Corporate Development and on June 18th, 2003 was appointed as Secretary for the Company. Mr. Fred Wilson remains as a Director only. Mr. William Gardiner resigned from the position of President, CEO and Director effective June 17th, 2003 due to an unauthorized loan not approved by the Board of Directors.

APIVA VENTURES LIMITED

per:

“Ronald W. Noble”
Ronald W. Noble, President

THE SEC AND THE NASD HAVE NOT REVIEWED AND DO NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Certain matters discussed in this press release are “forward-looking statements.” These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company “expects”, “anticipates” or words of similar import. Similarly, statements that describe the Company’s future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Although the Company believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, the Company can give no assurance that its expectations will be attained. Shareholders, potential investors and other readers are urged to consider theses factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.